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                              March 25, 2022

       Calvin Cooper
       Chief Executive Officer
       Rhove Real Estate 1, LLC
       629 N. High Street, 6th Floor
       Columbus, Ohio 43215

                                                        Re: Rhove Real Estate
1, LLC
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed March 7, 2022
                                                            File No. 024-11645

       Dear Mr. Cooper:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

       Amendment No. 5 to Offering Statement on Form 1-A

       OFFERING SUMMARY AND SUMMARY OF RISK FACTORS, page 18

   1. Given your revised disclosure that you will not seek REIT status for the initial two series, please revise your
summary and risk factor disclosure to explain clearly and prominently the implications for
investors of not qualifying as a REIT including the impact of taxes on such investments and
your competitive position.
       Description of City Park Quad (Columbus Series) , page 79

   2.                                                   We note your response
to comment 1. Please tell us if the company   s previously disclosed
                                                        timeline regarding
renovations and AirBNB rentals is still accurate and or revise your disclosures
accordingly. Please remove the disclosure referencing unaudited 2021 accrual
 Calvin Cooper
Rhove Real Estate 1, LLC
March 25, 2022
Page 2
      basis partial years financial information shared by the Property Partner and revise your disclosure to include operating expenses incurred by the property on a monthly basis excluding improvement costs including the basis on which these expenses have been disclosed (e.g. cash basis or GAAP basis). In addition, revise your disclosure to discuss
      the company   s expectations of the current monthly rent received by the property and
      current operating expenses on a qualitative basis (e.g. are these expected to change going forward and why) and remove the projections previously disclosed as there does not appear to be a reasonable basis to include them.
U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 107

3. We reissue prior comment 2 in part. We note your revised disclosure that you do not intend to qualify the initial two series as REITs but that you may seek to qualify other series as REITs. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the
      REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that a series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT.
Exhibits

4. Please revise Exhibit 1A-11 to remove the first paragraph referencing the previous auditor report dated September 7, 2021 and audited March 30, 2021 financial statement.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCalvin Cooper
                                                            Division of
Corporation Finance
Comapany NameRhove Real Estate 1, LLC
                                                            Office of Real
Estate & Construction
March 25, 2022 Page 2
cc:       Kendall Almerico, Esq.
FirstName LastName